

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 11, 2017

Hesam Kiani
President
AFH Acquisition IX, Inc.
269 S. Beverly Drive, Suite 1600
Beverly Hills, CA 90212

> **Re: AFH Acquisition IX, Inc.**
> **Current Report on Form 8-K**
> **Filed September 7, 2017**
> **File No. 000-53070**

Dear Mr. Kiani:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Kathleen Blaszak, Eversheds Sutherland